SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           The Leslie Fay Company Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $ .01 par value
                         (Title of Class of Securities)

                                    527016109
                                    ---------
                                 (CUSIP Number)

                             Abbe L. Dienstag, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 July 23, 19971
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                               Page 1 of 19 pages
                        Exhibit Index appears on page 14

--------
1 The Reporting Persons believe that the Common Stock, $.01 par value, of the Issuer has not been registered pursuant to Section 12 of the Securities Exchange Act (the "Act") and, therefore, they are not required pursuant to Rule 13(d)1 of the Act to file this Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 2 of 19 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN & CO., L.P.                               13-3321472

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        437,731 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          437,731 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        437,731 (See Item 5)

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                    |_|
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.9% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 3 of 19 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN FOCUS FUND L.P.                           13-3746015

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  WC

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        97,000 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          97,000 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        97,000 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                    |_|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.9% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 4 of 19 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN INTERNATIONAL LIMITED

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  WC

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  BRITISH VIRGIN ISLANDS

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        83,996 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          83,996 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        83,996 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                      |_|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.5% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 5 of 19 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN PARTNERS, L.P.                            13-3544838

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  AF

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        534,731 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          534,731 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        534,731 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                      |_|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.7% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 6 of 19 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN PARTNERS INC.                             13-3537972

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  AF

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        618,727 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          618,727 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        618,727 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                      |_|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.2% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 7 of 19 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  MARK DICKSTEIN

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  PF, AF

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      31,879
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        618,727 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          31,879
        REPORTING
        PERSON 10) SHARED DISPOSITIVE POWER WITH 618,727 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        650,606 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                      |_|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        19.1% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  IN

                                  Schedule 13D


ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of The Leslie Fay Company, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1412 Broadway, New York, New York 10018.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (c) This Statement is being filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein. Dickstein & Co., Dickstein Focus, Dickstein International, Dickstein Partners, Dickstein Inc. and Mark Dickstein are collectively referred to as the "Reporting Persons."

         Dickstein & Co. is a Delaware limited partnership engaged in certain investment activities, including, but not limited to, (i) the purchase of marketable and non-marketable securities and other obligations of bankrupt or near bankrupt companies, (ii) risk-arbitrage transactions undertaken in connection with, among other things, mergers and acquisitions and (iii) the purchase of securities in entities which appear to be undervalued.

         Dickstein Focus is a Delaware limited partnership which engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

         Dickstein International is a limited-liability, open-end investment fund incorporated as an international business company in the Territory of the British Virgin Islands. Dickstein International engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

         Dickstein Partners is a Delaware limited partnership and the general partner of Dickstein & Co. and Dickstein Focus and makes all investment and trading decisions for Dickstein & Co. and Dickstein Focus.

         Dickstein Inc. is a Delaware corporation and is the general partner of Dickstein Partners and the advisor to Dickstein International. In its capacity as advisor, Dickstein Inc. makes all investment and trading decisions for Dickstein International. Mark Dickstein is the president and sole director of Dickstein Inc.

         The business address and the address of the principal executive office of each of Dickstein & Co., Dickstein Focus,

Dickstein Partners and Dickstein Inc. is 660 Madison Avenue, New York, New York 10021. The business address and the address of the principal executive office of Dickstein International is 129 Front Street, Hamilton HM 12, Bermuda. The business address of Mark Dickstein is c/o Dickstein Partners, 660 Madison Avenue, New York, New York 10021.

         The name, business address and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc., including Mark Dickstein, are set forth on Schedule I annexed hereto, which is incorporated herein by reference.

         (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Each natural person identified in this Item 2 is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Common Stock reported to be owned by Dickstein & Co., Dickstein Focus, Dickstein International and Mark Dickstein were acquired in the open market. The total cost of the reported shares by Dickstein & Co., Dickstein Focus, Dickstein International and Mark Dickstein was $2,485,428, $679,468, $479,427 and $167,380, respectively. Such costs were funded out of working capital (and in the case of Mark Dickstein, personal funds), which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment.

         The Reporting Persons have had preliminary discussions with the Issuer relating to the possibility of the Reporting Persons obtaining representation on the Issuer's board of directors.

         The Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by them. The

Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

         Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons beneficially own an aggregate of 650,606 shares of Common Stock, representing approximately 19.1% of the Common Stock outstanding. Dickstein & Co. owns 437,731 of such shares, representing approximately 12.9% of the Common Stock outstanding, Dickstein Focus owns 97,000 of such shares, representing approximately 2.9% of the Common Stock outstanding, Dickstein International owns 83,996 of such shares, representing approximately 2.5% of the Common Stock outstanding, and Mark Dickstein owns 31,879 of such shares, representing approximately 1% of the Common Stock outstanding.2 The Common Stock was issued pursuant to the Issuer's Amended Joint Plan of Reorganization (the "POR") dated December 5,1996. The POR was consummated on June 4, 1997. On May 1, 1997, certain of the Reporting Persons agreed to purchase, in an open market transaction, on an "if and when issued" basis, an aggregate of 540,000 shares of Common Stock. 430,368 of the shares of Common Stock included in this transaction settled on July 23, 1997 after the consummation of the POR and are included in the percentages stated above. The balance of the shares (109,632) are scheduled to settle on or about November 3, 1997 for a price of $5.25 per share. 85,269 of these shares will be acquired by Dickstein & Co., 16,242 of these shares will be acquired by Dickstein International and 8,121 of these shares will be acquired by Mark Dickstein.

         Mark Kaufman, a Vice President of Dickstein Inc., owns 1,000 shares of Common Stock.

         (b) By reason of its position as general partner of Dickstein & Co. and Dickstein Focus, Dickstein Partners may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein Focus. By reason of its position as general partner of Dickstein Partners and advisor to Dickstein International, Dickstein Inc. may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International. By reason of his position as

--------
2 Percentages are based upon 3,400,000 shares of Common Stock outstanding, the amount of shares issued in accordance with the POR.

president and sole director of Dickstein Inc., Mark Dickstein may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended,
(i) Dickstein & Co. disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein International, Dickstein Focus and Mark Dickstein, (ii) Dickstein Focus disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein & Co., Dickstein International and Mark Dickstein, (iii) Dickstein International disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Mark Dickstein, and (iv) each of Dickstein Partners, Dickstein Inc. and Mark Dickstein disclaims beneficial ownership of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International, except to the extent of their actual economic interests.

         Mr. Kaufman possesses the sole power to vote and dispose of the Common stock owned by him.

         (c) Except for the transactions set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. All such transactions were effected in the open market.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement of joint filing pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended.

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  August 15, 1997

                                       DICKSTEIN & CO., L.P.

                                       By:      Alan Cooper, as Vice President
                                                of Dickstein Partners Inc., the
                                                general partner of Dickstein
                                                Partners, L.P., the general
                                                partner of Dickstein & Co.,
                                                L.P.

                                       /s/ Alan Cooper
                                       ---------------
                                       Name:  Alan Cooper

                                       DICKSTEIN FOCUS FUND L.P.

                                       By:      Alan Cooper, as Vice President
                                                of Dickstein Partners Inc., the
                                                general partner of Partners,
                                                L.P., the general partner of
                                                Dickstein Focus Fund L.P.

                                       /s/ Alan Cooper
                                       ---------------
                                       Name:  Alan Cooper

                                       DICKSTEIN INTERNATIONAL LIMITED

                                       By:      Alan Cooper, as Vice President
                                                of Dickstein Partners Inc., the
                                                agent of Dickstein
                                                International Limited

                                       /s/ Alan Cooper
                                       ---------------
                                       Name:  Alan Cooper

                                       DICKSTEIN PARTNERS, L.P.

                                       By:      Alan Cooper, as Vice President
                                                of Dickstein Partners Inc., the
                                                general partner of Dickstein
                                                Partners, L.P.

                                       /s/ Alan Cooper
                                       ---------------
                                       Name:  Alan Cooper

                                        DICKSTEIN PARTNERS INC.

                                        By:  Alan Cooper, as Vice President


                                        /s/ Alan Cooper
                                        ---------------
                                        Name:  Alan Cooper


                                        Mark Dickstein


                                        /s/ Mark Dickstein
                                        ------------------
                                        Name:  Mark Dickstein

                                  EXHIBIT INDEX




EXHIBIT                  DESCRIPTION                        PAGE

1         Agreement of joint filing  pursuant               18
          to Rule 13d-1(f)  promulgated under
          the  Securities   Exchange  Act  of
          1934, as amended

                                   SCHEDULE 1

                        EXECUTIVE OFFICERS AND DIRECTORS


         The name and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc. are set forth below. The principal business address of each of the sole director and the officers of Dickstein Inc. named below is c/o Dickstein Partners, Inc., 660 Madison Avenue, New York, New York 10021.

                           Dickstein Partners Inc.

Name and                   Present Principal
Positions Held             Occupation or Employment

Mark Dickstein             President and Sole Director of Dickstein Inc.
President and
Sole Director

Alan S. Cooper             Vice President and General Counsel of Dickstein Inc.
Vice President
and General
Counsel

Stephen Cornick            Vice President of Dickstein Inc.
Vice President

Edward Farr                Vice President of Dickstein Inc.
Vice President

Mark Kaufman               Vice President of Dickstein Inc.
Vice President

Arthur Wrubel              Vice President of Dickstein Inc.
Vice President

                                   SCHEDULE II

                             TRANSACTIONS IN COMMON
                                    STOCK OF
                          THE LESLIE FAY COMPANY, INC.
                          DURING THE PRECEDING 60 DAYS

Shares Purchased by Dickstein & Co., L.P.
-----------------------------------------

                         Number of
                          Shares              Price per                                                 Total
Date                     Purchased              share                Commission                         Cost
----                     ---------              -----                ----------                         ----

7/23/97*                  334,731              5.250                   15.00                       1,757,352.75
8/1/97                     50,000              7.030                   15.00                         351,515.00
8/1/97                     10,000              7.000                   15.00                          70,015.00
8/5/97                     15,000              7.250                   15.00                         108,765.00
8/5/97                     18,000              7.063                   15.00                         127,140.00
8/5/97                     10,000              7.063                   15.00                          70,640.00



Shares Purchased by Dickstein International Limited
---------------------------------------------------

                         Number of
                          Shares              Price per                                                 Total
Date                     Purchased              share                Commission                         Cost
----                     ---------              -----                ----------                         ----

7/23/97*                   63,758              5.250                   15.00                         334,744.50
8/1/97                      9,425              7.030                   15.00                          66,272.75
8/5/97                     10,813              7.250                   15.00                          78,409.25



Shares Purchased by Dickstein Focus Fund L.P.
---------------------------------------------

                         Number of
                          Shares              Price per                                                 Total
Date                     Purchased              share                Commission                         Cost
----                     ---------              -----                ----------                         ----


8/1/97                     90,000              7.000                   15.00                         630,015.00
8/5/97                      7,000              7.063                   15.00                          49,452.50



--------
* These transactions are the partial settlement of the "if and when issued" trade referred to in item 5 of this Schedule 13D. The balance of this trade (85,269 shares for Dickstein & Co., 16,242 shares for Dickstein International and 8,121 shares for Mark Dickstein) is scheduled to settle on or about November 3, 1997.

Shares Purchased by Mark Dickstein
----------------------------------

                         Number of
                          Shares              Price per                                                 Total
Date                     Purchased              share                Commission                         Cost

7/23/97*                   31,879              5.250                   15.00                         167,379.75


Shares Purchased by Mark Kaufman
--------------------------------

                         Number of
                          Shares              Price per                                                 Total
Date                     Purchased              share                Commission                         Cost

7/23/97                     1,000              5.250                    0.00                           5,250.00














---------------

* These transactions are the partial settlement of the "if and when issued" trade referred to in item 5 of this Schedule 13D. The balance of this trade (85,269 shares for Dickstein & Co., 16,242 shares for Dickstein International and 8,121 shares for Mark Dickstein) is scheduled to settle on or about November 3, 1997.

                       Exhibit 1 Agreement of Joint Filing


                                    EXHIBIT 1

                            AGREEMENT OF JOINT FILING


         Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 15, 1997.

                                      DICKSTEIN & CO., L.P.

                                      By:      Alan Cooper, as Vice President
                                               of Dickstein Partners Inc., the
                                               general partner of Dickstein
                                               Partners, L.P., the general
                                               partner of Dickstein & Co.,
                                               L.P.

                                      /s/ Alan Cooper
                                      ---------------
                                      Name:  Alan Cooper

                                      DICKSTEIN FOCUS FUND L.P.

                                      By:      Alan Cooper, as Vice President
                                               of Dickstein Partners Inc., the
                                               general partner of  Dickstein
                                               Partners, L.P., the general
                                               partner of Dickstein Focus Fund
                                               L.P.

                                      /s/ Alan Cooper
                                      ---------------
                                      Name:  Alan Cooper


                                      DICKSTEIN INTERNATIONAL LIMITED

                                      By:      Alan Cooper, as Vice President
                                               of Dickstein Partners Inc., the
                                               agent of Dickstein
                                               International Limited

                                      /s/ Alan Cooper
                                      ---------------
                                      Name:  Alan Cooper

                                      DICKSTEIN PARTNERS, L.P.

                                      By:      Alan Cooper, as Vice President
                                               of Dickstein Partners Inc., the
                                               general partner of Dickstein
                                               Partners, L.P.

                                      /s/ Alan Cooper
                                      ---------------
                                      Name:  Alan Cooper


                                      DICKSTEIN PARTNERS INC.

                                      By:  Alan Cooper, as Vice President

                                      /s/ Alan Cooper
                                      ---------------
                                      Name:  Alan Cooper


                                      Mark Dickstein


                                      /s/ Mark Dickstein
                                      ------------------
                                      Name:  Mark Dickstein